
November 8, 2010

<u>Via Facsimile 925.235.1096 and U.S. Mail</u>

Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556

      Re: Corporate Property Associates 14 Incorporated
             Schedule TO-/A filed November 4, 2010 by MPF Income Fund 24, L.L.C.,
                MPF Flagship Fund 14, L.L.C., MPF Acquisition Co. 3, L.L.C., MPF
                Dewaay Fund 7, L.L.C.; MPF Flagship Fund 9, L.L.C., Mackenzie
                Patterson Special Fund 5, L.L.C., MPF Blue Ridge Fund I, L.L.C., MPF
                Eplanning Opportunity Fund, LP, MPF Dewaay Fund 8, L.L.C., MPF
                Senior Note Program I, L.P., SCM Special Fund 2, LP, and Mackenzie
                Patterson Fuller, LP
             File No. 005-85587

Dear Mr. Patterson:

      We have limited our review of the amended filing to those issues we have addressed in our comments below.

<u>Schedule TO-T/A</u>

1.   We note your response to prior comment 1. It does not appear that the use of a stockholder list that is months old complies with the dissemination requirements set forth in Rule 14d-4. Notwithstanding the illiquidity of the market for the target shares, sources you cite to indicate market trading activity for such shares since the time of your receipt of the initial stockholder list. We remind you that dissemination of tender offer materials using information that the bidder knows or is reckless in knowing are inadequate would frustrate the purpose of the tender offer rules. As such, we partially reissue the comment. Provide us with your analysis of how the offer was properly disseminated in accordance with the requirements set forth in Rule 14d-4. We refer generally to Section 14(e) and Rule 14e-1. See also the Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, Release No. 34-43069 at Section II. C. We may have further comment.

<u>Acceptance and Payment of Shares</u>

2.   We note your response to prior comment 4. Supplementally advise us of whether a delay of up to 4 weeks is atypical given industry practice and norms. Further advise us of whether delays of up to 4 weeks are typical or atypical given the bidders' own experiences. We may have further comment. Finally, as done in your response, please amend your disclosure to confirm that despite any potential delay associated with the confirmation of transfer, the bidders are under an obligation to promptly pay for securities tendered in accordance with Rule 14e-1 (c) and as such, will consistently monitor the process and request updates to ensure that delays are avoided or minimized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3757 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions